PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
www.cgi.com/newsroom

CGI renews its Normal Course Issuer Bid

Montreal, Québec, January 31, 2018 - CGI Group Inc. (TSX: GIB.A) (NYSE: GIB) (the “Company” or “CGI”) announced today that its Board of Directors has authorized the renewal of its Normal Course Issuer Bid (“NCIB”), subject to approval by the Toronto Stock Exchange (the “TSX”).

CGI’s management and Board of Directors believe that the purchase for cancellation of the Company’s Class A subordinate voting shares (“Class A Shares”) is a proper use of funds, and the NCIB will provide the flexibility to purchase Class A Shares from time to time as the Company considers it advisable, as part of its efforts to increase shareholder value.

At the close of business on January 24, 2018, there were 255,096,887 Class A Shares outstanding, of which approximately 81% were widely held (representing a public float of 205,955,398 Class A Shares for TSX purposes).

Under the terms of the NCIB, subject to TSX approval, the Company may purchase for cancellation on the open market through the facilities of the TSX and the New York Stock Exchange and through alternative trading systems, as well as outside the facilities of the TSX pursuant to exemption orders issued by securities regulators, up to 20,595,539 Class A Shares, representing approximately 10% of the Company’s public float as of the close of business on January 24, 2018. The average daily trading volume of the Class A Shares on the TSX for the six-month period ended December 31, 2017 was 423,753 (the “ADTV”). Consequently, and in accordance with the requirements of the TSX, the daily purchase limit under the NCIB on the TSX will be 105,938 Class A Shares, representing 25% of the ADTV. All Class A Shares will be purchased at their market price at the time of acquisition, except for purchases effected outside the facilities of the TSX pursuant to exemption orders issued by securities regulators which will be at a discount to the market price as provided in such exemption orders. All Class A Shares purchased under the NCIB will be cancelled.

Purchases of Class A Shares may commence on February 6, 2018 and will end on the earlier of February 5, 2019 or the date on which the Company has either acquired the maximum number of Class A Shares allowable under the NCIB or otherwise decided not to make any further purchases for cancellation under it.

Under its current NCIB that commenced on February 6, 2017 and will end on February 5, 2018, the Company received the approval of the TSX to repurchase for cancellation up to 21,190,564 Class A Shares. As at January 24, 2018, CGI has purchased 13,831,568 Class A Shares by means of open market transactions, through the facilities of the TSX and through alternative trading systems, and by way of a private agreement under an issuer bid exemption order issued by securities regulators, at a weighted average price of $62.87 per Class A Share, for a total consideration of $869,553,679.

CGI has implemented an automatic share purchase plan with its designated broker in connection with the NCIB in order to allow, if deemed advisable by the Company, for share purchases for cancellation during self-imposed blackout periods.

About CGI
Founded in 1976, CGI is the fifth largest independent IT and business consulting services firm in the world. With approximately 72,500 professionals worldwide, CGI delivers an end-to-end portfolio of high-end IT and business consulting services, systems integration and IT and business process outsourcing services. CGI's client proximity model, best-fit global delivery network, and intellectual property solutions help clients accelerate results and digitally transform their organizations. With annual revenue of C$10.8 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified or incorporated by reference in this press release, in CGI’s annual and/or quarterly Management’s Discussion and Analysis and in other public disclosure documents filed with the Canadian securities regulators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:

Investors and media
Lorne Gorber
Executive Vice-President, Global Communications and
Investor Relations
lorne.gorber@cgi.com
+1 514-841-3355